Exhibit 99.1

VIA ELECTRONIC TRANSMISSION

May 14, 2012

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:                       NORTHCORE TECHNOLOGIES INC.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders on May 11, 2012.

1.	Proxy

2.	Supplemental Mailing List Form

3.	Notice of Annual Meeting of Shareholders and Management Information Circular

4.	Online Voting Insert

5.	Proxy Return Envelope

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

“Aleesha Seaton”
Relationship Manager, Client Relations
Telephone: 416.361.0930 ext.268
 aseaton@equityfinancialtrust.com

c.c. Rebecca Barron, Administrator, Client Relations